Exhibit 99.3

EXECUTION VERSION

CHINA DIGITAL TV SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made on November 5, 2013.

BETWEEN:

(1)	SB Asia Infrastructure Fund L,P. a limited partnership organized and existing under the laws of the Cayman Islands, having its registered address of Maples and Calder, Ugland House, PO Box 309GT, Grand Cayman, Cayman Islands (the “Seller”);

(2)	GLORIES GLOBAL LIMITED, a BVI business company whose registered address is at 263 Main Street, Road Town, Tortola, British Virgin Islands (“Glories Global”);,

(3)	SummitVista Group Limited, a BVI business company whose registered address is at P.O. Box 4301, Road Town, Tortola, British Virgin Islands (“SummitVista”)

(4)	SMART LIVE GROUP LIMITED, a BVI business company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Smart Live”);

(5)	POLAR LIGHT GROUP LIMITED, a BVI business company whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Polar Light” and, together with Smart Live and Glories Global and SummitVista, the “Purchasers”);

(6)	Jianhua Zhu, a citizen of the People’s Republic of China, passport no. G35682171, whose address is at Unit 202, Door No. 2, 2nd Floor, Zhuxiyuan Xiaoqu, Haidian District, Beijing, People’s Republic of China (“Mr. Zhu”); and

(7)	Zengxiang Lu, a citizen of the People’s Republic of China, passport no. G35682507, whose address is at Unit 401, Door No. 4, Dormitory No. 21, Tsinghua University, Haidian District, Beijing, People’s Republic of China (“Mr. Lu” and, together with Mr. Zhu, the “Founders”).

BACKGROUND:

(A)	The Seller are the record and beneficial owner of the Sale Shares.

(B)	The Seller wish to sell and the Purchasers wish to purchase the Sale Shares on the terms and subject to the conditions set out in this Agreement.

(C)	As an inducement for the Seller to enter into this Agreement, and in furtherance of the transactions contemplated hereby, the Founders agree to, for the benefit of the Seller, be bound by certain provisions relating to the sale and purchase of ordinary shares and ADSs of the Company after the Completion.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 1 apply throughout this Agreement, unless the contrary intention appears.

1.2	In this Agreement, unless the contrary intention appears, a reference to a Clause or Schedule is a reference to a Clause or Schedule to this Agreement. Schedule 1 forms part of this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	The Seller hereby agrees to sell the Sale Shares it beneficially owns to the Purchasers, and the Purchasers hereby agree to, jointly and severally, purchase such Sale Shares from the Seller, upon the terms and subject to the conditions set forth in this Agreement.

2.2	The sale and purchase of the Sale Shares pursuant to this Agreement constitute a private, off- market transaction between the Seller and the Purchasers and are not made on or through the Stock Exchange or with, through or involving any participant of the Stock Exchange.

3.	CONSIDERATION

3.1	The aggregate consideration for the sale of the Sale Shares shall be US$12,600,000 (the “Purchase Price”) exclusive of any transaction costs, which shall be allocated as follows: (i) Seller shall receive US$9,030,000 from Glories Global in consideration of the 4,300,000 ordinary shares of the Company to be sold by it; and (ii) Seller shall receive US$1,008,000 from SummitVista in consideration of the 480,000 ordinary shares of the Company to be sold by it; and (iii) seller shall receive US$1,281,000 from Smart Live in consideration of the 610,000 ordinary shares of the Company to be sold by it; and (iiii) seller shall receive US$1,281,000 from Polar Light in consideration of the 610,000 ordinary shares of the Company to be sold by it.

3.2	The Purchasers shall be jointly and severally liable for the due and punctual payment of the Purchase Price payable under this Agreement to each of the seller in accordance with the terms contemplated herein.

3.3	(a) If a Purchaser or Founder shall, within one (1) year after the Payment Date (as defined below), have purchased or entered into an agreement to purchase, ordinary shares or American depositary share (“ADS”) units of the Company at a weighted average price higher than US$2.1 per ordinary share (the “Third Party Purchase Price”), in one or more Off-Market Transactions from one or more parties that are Institutional Investors and the aggregate number of ordinary shares or ADS units subject to such purchase or purchases is greater than two (2) percent of the total number of the Company’s outstanding ordinary shares, then such Purchaser or Founder (as applicable) shall make or procure the making of payment to the Seller in United States Dollars in an amount equal to the product of (i) 6,000,000 and (ii) the difference between (x) the Third Party Purchase Price and (y) US$2.1. Notwithstanding anything to the contrary in the foregoing, if a Purchaser or Founder shall, within one (1) year after the Payment Date, have purchased or entered into an agreement to purchase, either directly or indirectly (including, without limitation, through one or more intermediaries), ordinary shares or ADS units of the Company at a Third Party Purchase Price in one or more Off-Market Transactions from one or more Institutional Investors who, as of the Completion, each owns five (5) percent or more of the Company’s ordinary shares (or its ADS equivalents), then such Purchaser or Founder (as applicable) shall make or procure the making of payment to the Seller in United States Dollars in an amount equal to the product of (i) 6,000,000 and (ii) the difference between (x) the Third Party Purchase Price and (y) US$2.1.

(b) Each Purchaser hereby agrees that if on any date within one (1) year after the Payment Date the number of ordinary shares and/or ADS units owned by such Purchaser is lower than the number of ordinary shares acquired by it under this Agreement, and such Purchaser shall have sold to one or more third party ordinary shares or ADS units of the Company where the weighted average price of all sales is higher than US$2.1 per ordinary share (“Third Party Sale Price”), then such Purchaser shall make or procure the making of payment to the Seller in United States Dollars in an amount equal to the product of (i) the difference between (x) the smallest number of ordinary shares and/or ADS units owned by such Purchaser during the one (1) year period after the Payment Date on any given day and (y) the number of ordinary shares acquired by such Purchaser under this Agreement and (ii) the difference between (z) the Third Party Sale Price and (w) US$2.1.

(c) The Third Party Purchase Price and Third Party Sale Price shall be adjusted for any share dividend, share subdivision, share split, recapitalization, dividend, or reclassification of the Company’s ordinary shares.

3.4	The parties hereto acknowledge that the Founders are contemplating entering into a separate transaction with an Institutional Investor (the “Other Investor”) within a short period of time from the date of this Agreement for the purchase of additional ordinary shares of the Company. Each Founder herby agrees that such purchase shall be on terms that are not more favorable to the Other Investor than the terms of this Agreement are to the Seller.

4.	COMPLETION AND SETTLEMENT

4.1	Completion of the sale and purchase of the Sale Shares shall take place at 2516-2520, Two Pacific Place, 88 Queensway, HongKong, or such other place as agreed in writing between the Seller and the Purchasers.

4.2	Completion of the sale and purchase of the Sale Shares shall take place in one (1) installment. It shall take place at 10:00 a.m. on November 15, 2013 or such other date as agreed in writing between the Seller and the Purchasers (the “Payment Date”).

4.3	The sale and purchase of the Sale Shares shall be completed by the due execution and delivery by the Seller, on the Payment Date, of (a) original instruments of transfer in favor of the Purchasers of the number of Sale Shares to be sold by the Seller on such date substantially in the form attached hereto as Exhibit A and such other documents as are required under the laws of the Cayman Islands in order to effect such transfer and (b) original share certificates evidencing the Sale Shares to be sold to each Purchaser under this Agreement. In addition, if requested by the Purchasers, the Seller shall request the Company to issue to the Purchasers share certificate(s) representing the shares that are being transferred pursuant to such instruments of transfer.

4.4	On the Payment Date, the Purchasers shall make or procure the making of payment to the Seller the Purchase Price based on the allocation provided in Clause 3.1.

4.5	If a Purchaser or Founder shall have failed to make any payment with respect to any payment obligation set out in this Agreement on its due date, interest shall accrue on the total aggregate amount owed by such Purchaser or Founder (as applicable) to the Seller from the due date up to the date of actual receipt by the Seller of such payment at a rate equal to 16% per annum. Any interest accruing under this Clause 4.5 shall be immediately payable by such Purchaser or Founder (as applicable) on demand by the Seller.

4.6	If a Purchaser shall have failed to make payment with respect to payment obligation set out in this Agreement on its due date, and such failure shall continue for a period of more than thirty (30) calendar days, then such Purchaser shall be liable to pay to the Seller liquidated damages in United States Dollars in an amount equal to the difference, if positive, of the amount of the Purchase Price outstanding minus (x) in the event the Seller shall have sold a portion of the Sale Shares to a third party, the aggregate consideration received by the Seller in connection therewith or (y) in the event the seller shall not have sold a portion of the Sale Shares to a third party because the seller have determined at their reasonable discretion that it is not commercially practicable to sell such Sale Shares, fair market value of such Sale Shares on the date of such determination (the “Liquidated Damages”). The Liquidated Damages shall be immediately payable by such Purchaser on demand by the seller.

4.7	For the avoidance of doubt, the Founders are parties to this Agreement solely with respect to Clauses 3.3, 4.5, 5.2 and 6 and each Founder hereby agrees that he shall be responsible for any breach of his obligations thereunder and shall indemnify the seller for any loss or damage resulting from such breach.

4.8	Unless otherwise instructed by the seller in writing, the Purchasers shall make all payments under this Agreement to the Seller’s bank account as set out below:

For amounts payable to seller

SB Asia Infrastructure Fund L.P.

Name of Beneficiary’s Bank	US Bank NA

ABA of Beneficiary’s Bank	091000022

Swift code of Beneficiary’s Bank	USBKUS44IMT

Address of Beneficiary’s Bank	60 Livingston Ave, St. Paul, MN, USA

Account Number at Beneficiary’s Bank	173103781832

Beneficiary’s Name	ITC South & East Depository Account

Address of Beneficiary	Ugland House, South Church Street George Town, Grand Cayman Cayman Islands

For Further Credit Account Number	6728007094

For Further Credit Account Name	SB Asia infrastructure Fund LP

Message	Lynn Shotwell

5.	REPRESENTATIONS AND WARRANTIES OF THE PARTIES

5.1	The seller represents and warrants to the Purchasers and the Founders that, except as otherwise specified, as at the date of this Agreement and at the Payment Date:

(a)	The Seller is the legal owner of, and is entitled to and will sell and transfer the full legal ownership in 6,000,000 shares of the Sale Shares, and it can procure the transfer of the legal ownership of, such shares, in all cases free from all Encumbrances and, upon delivery of such shares by it to the Purchasers, such shares will have no restrictions on transferability and no person will have any pre-emptive or other rights with respect to such shares; and

(b)	there is no litigation, suit, claim, action or any judicial or administrative proceeding, hearing or investigation pending or, to the knowledge of the Seller, threatened in writing against the Seller or affecting its assets before any court, arbitrator, governmental or administrative agency or regulatory authority (whether federal, state, county, local or foreign) which would prevent the consummation of the sale and purchase of the Sale Shares contemplated in this Agreement.

(c)	It is an entity duly formed and validly existing under the laws of the jurisdiction of its formation, with the requisite power and authority to enter into and to consummate the transactions contemplated in this Agreement.

(d)	The execution and delivery of this Agreement by the Seller and the consummation by it of the transactions contemplated in this Agreement have been duly authorized by all necessary action on the part of the Seller and no further action is required by the Seller.

5.2	Each Founder represents and warrants to the Seller that as at the date of this Agreement, the Payment Date and the Completion:

(a)	he is a citizen of the People’s Republic of China;

(b)	he has full capacity to enter into this Agreement under the laws of all applicable jurisdictions and that no steps or proceeding has been taken to restrict his ability or legal capacity to enter into this Agreement or would require the approval of a third party or a governmental authority for him to enter into this Agreement; and

(c)	this Agreement has been duly executed and delivered by him and is a binding and valid agreement of his enforceable in accordance with its terms.

5.3	Each Purchaser represents and warrants to the Seller that as at the date of this Agreement, the Payment Date and the Completion:

(a)	it is a limited liability company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands with full power to enter into, exercise its rights and perform its obligations under this Agreement;

(b)	it has in full force and effect all authorizations necessary to enter into this Agreement, observe its obligations under this Agreement and allow its obligations hereunder to be enforced;

(c)	its entry into, exercise of its rights and/or performance of its obligations under this Agreement do not and shall not contravene, or exceed any borrowing or other power or restriction granted or imposed by any law to which it is subject nor the Company’s Memorandum or Articles of Association or other constitutional documents nor any other agreement to which the Company is a party, or which is binding on the Company or the Company’s assets, or would result in the existence of, or oblige the Company to create, any Encumbrance over those assets; and

(d)	this Agreement has been duly executed and delivered by it and is a binding and valid agreement of such Purchaser enforceable in accordance with its terms.

5.4	The rights and remedies of (a) the Founders and the Purchasers in respect of the representations and warranties made by the Seller in Clause 5.1, (b) the Seller in respect of the representations and warranties made by the Founders in Clause 5.2, and (c) the Seller in respect of the representations and warranties made by the Purchaser in Clause 5.3 shall survive Completion.

6.	ANNOUNCEMENTS

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller, the Purchasers or the Founders without the prior written approval of each other party. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange provided that the party with an obligation to make an announcement or circular shall consult with the other party insofar as is reasonably practicable before complying with such obligation; provided, that this Clause 6 shall have in any way affect the Seller’s announcement, circular or communications with its affiliates, investors or partners.

7.	CONDITION PRECEDENT AND TERMINATION

7.1	The obligations of each party hereto under Clauses 2, 3 and 4 are subject to the approval by the Company’s board of directors of the safe and purchase between the Seller and Purchasers contemplated by this Agreement.

7.2	This Agreement shall terminate at the earliest of (a) the date on which Completion shall have taken place, (b) the parties hereto entering into a written agreement to terminate this Agreement and (c) in the event Completion shall not have taken place by the Payment Date, the Payment Date.

8.	GENERAL

8.1	Each party shall, at its own cost, do or procure the doing of all such acts and/ or execute or procure the execution of all necessary documents in a form satisfactory to the other parties which are necessary for giving full effect to the transactions contemplated by this Agreement and securing to such other parties the full benefit of all rights, powers and remedies conferred upon such other parties by this Agreement.

8.2	Each party shall pay the costs, expenses (including legal fees) and taxes incurred by it in connection with the entering into and completion of this Agreement.

8.3	Each party acknowledges and agrees that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy, and, accordingly, agrees that, in addition to any other remedies, each party will be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as remedy and without the necessity of posting bond.

8.4	This Agreement contains the whole agreement between the parties relating to the transaction contemplated by this Agreement and supersedes all previous agreements, whether oral or in writing, between the parties relating to the transaction.

8.5	This Agreement may be executed in any number of counterparts (and any party may execute this Agreement by executing any counterpart). This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8.6	Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

8.7	Each party hereto acknowledges that he or it knows that the other parties may have material, non- public information regarding the Company and its condition (financial or otherwise), results of operations, businesses, properties, plans, potential transactions and prospects (collectively, “Information”). Each party hereto further represents that he or it does not wish to receive any of this Information and that such Information might be material to such party’s decision to sell or purchase, as applicable, the Sale Shares or otherwise materially adverse to such party’s interests. Accordingly, each party hereto acknowledges and agrees that the other parties shall have no obligation to disclose to such party any of such Information. Furthermore, each party hereto further represents that he or it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale or purchase, as applicable, of the Sale Shares and has independently and without reliance upon the other parties to make his or its own analysis and decision to sell or purchase, as applicable, the Sale Shares. Each party hereto hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action he or it has or may have against the other parties and their affiliates, controlling persons, officers, directors, employees, representatives and agents, as applicable, based upon, relating to or otherwise arising out of the transaction contemplated hereby, including (without limitation) any claim or cause of action based upon, relating to or arising out of nondisclosure of the Information.

9.	GOVERNING LAW AND DISPUTE RESOLUTION

9.1	This Agreement and any obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the State of New York.

9.2	Any dispute, controversy or claim arising out of or in relation to this Agreement, or the interpretation, breach termination or validity thereof, and any dispute, controversy or claim relating to any obligations arising out of or in connection with this Agreement, shall be finally resolved by arbitration seated in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) for the time being in force when the “Notice of Arbitration” (defined therein) is submitted in accordance with the Rules. The number of arbitrators shall be three and arbitration proceedings shall be conducted in English.

AS WITNESS this Agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this Agreement.

SCHEDULE 1

1.	In this Agreement:

Company means China Digital TV Holding Co., Ltd., a company organized and existing under the laws of the Cayman Islands, whose American depositary shares, each representing one (1) ordinary share of the Company, are listed on the Stock Exchange (symbol: STV);

Completion means the completion of the sale and purchase of the Sale Shares in accordance with Clause 4 of this Agreement;

Encumbrance means any encumbrance including any mortgage, pledge, charge (fixed or floating), lien, deposit or assignment by way of security, bill of sale, option or right of pre-emption, beneficial ownership (including usufruct and similar entitlements), any provisional or executional attachment and any other interest or right of any nature held, or claim that could be raised, by a third party, and any agreement or right to create or enforce any of the same;

Institutional Investor shall mean any institution that owns securities of the Company at and after the date of this Agreement, together with the institutional affiliates of such institution; provided, however that the term “Institutional Investor” does not include Mr. Hua GUO, Mr. Yuk Shing WONG and their respective immediately family members or any special purpose vehicle set up by any of them for the purpose of owning securities of the Company and the Seller and any of their affiliates;

Off-Market Transaction means any purchase of the Company’s securities that is privately- negotiated or is not an ordinary brokerage transaction;

Sale Shares means 6,000,000 ordinary shares, par value US$0.0005 each, in the share capital of the Company;

Stock Exchange means The New York Stock Exchange; and

United States Dollars or US$ means the lawful currency of the United States of America.

2.	In this Agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes references to:

(a)	that enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before or after signature of this Agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above, or under any enactment referred to in paragraph (b) above

SIGNATORIES

SB Asia Infrastructure Fund L.P.

By:
Name:
Title:

GLORIES GLOBAL LIMITED

By:	/s/ Weng Jiyi
Name: Mr. Weng Jiyi
Title: Director

SummitVista Group Limited

By:	/s/ Pan Jianyue
Name: Mr. Pan Jianyue
Title: Director

Mr. Jianhua Zhu

By:	/s/ Jianhua Zhu

Mr. Zengxiang Lu

By:	/s/ Zengxiang Lu

SMART LIVE GROUP LIMITED

By:	/s/ Zhu Jianhua
Name: Mr. Zhu Jianhua
Title: Director

POLAR LIGHT GROUP LIMITED

By:	/s/ Lu Zengxiang
Name: Mr. Lu Zengxiang
Title: Director

Lu Zengxiang	Lu Zengxiang DN: cn=Lu Zengxiang, o=Polar Light Group Limited, ou=Director, email=luzxiang@gmail.com, c=CN : 2013.10.30 09:29:32 +08’00’

EXHIBIT A—INSTRUMENT OF TRANSFER

1. INSTRUMENT OF TRANSFER

We, [Seller] of (transferor)                         (address) for the value received, hereby sell, assign [Purchaser] (transferee) and transfer unto                     of [Purchaser’s Address] (address) [•] (number of                      shares) [ordinary shares] of China Digital TV Holding, Co, Ltd. (company name)

Dated this [•]th day of October , 2013

Signed by the Transferor:	In the presence of:

By: [•]

By: [•]

By:
Name:
Title:
For and on behalf of	Witness
[•]